UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 6-K

__________________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-38376

__________________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

__________________________

Port Central S.A.

(Translation of registrant’s name into English)

__________________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 15, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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CENTRAL PUERTO S.A.

CORPORATE GOVERNANCE CODE

Approved at the Board of Directors’ Meeting dated March 8, 2023

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Index

1. INTRODUCTION	6
2. RELATIONSHIP WITH THE COMMUNITY	7
2.1. ACTIONS TOWARDS THE COMMUNITY (CORPORATE SOCIAL RESPONSIBILITY)	7
2.2. INFORMATION TO BE SUPPLIED THROUGH THE WEBSITE	10
2.3. RELATIONSHIP WITH SUPPLIERS, CLIENTS, AND THE PUBLIC SECTOR	11
3. RELATIONSHIPS WITH SHAREHOLDERS	12
3.1. INFORMATION SUPPLY	12
3.2. SHAREHOLDERS’ MEETINGS	12
3.3 POLICY OF DIVIDEND DISTRIBUTION	13
4. OPERATIONS BETWEEN RELATED PARTIES UNDER CNV REGULATIONS	13
5. THE BOARD OF DIRECTORS	13
5.1. FORMATION. POLICY ON INDEPENDENT MEMBERS PROPORTION	14
5.2. CORPORATE SECRETARY	14
5.3. Committees	15
5.4. FUNCTIONING AND MEETINGS	15
5.5. BELONGING TO BOARDS OF DIRECTORS OF OTHER COMPANIES	16
5.6. DECISIONS OF THE BOARD OF DIRECTORS	16
5.7. DIRECTORS’ INFORMATION DUTY	16
5.9. Conflict of Interest	17
5.10. Training and Evaluation of directors and managers	18
5.10. Guidance Program for New Directors	18
5.12. Strategy of the Company (Annual Business Plan)	19
6. SUPERVISORY COMMITTEE	19
6.1. General Responsibility	20
6.2. Specific responsibilities	20
6.3. Members and Organization	22
6.4. Meetings	23
7. STATUTORY AUDIT COMMITTEE, INTERNAL AND EXTERNAL AUDITORS	23
7.1. Statutory Audit Committee	23
7.2. Internal Auditors	24
7.3. External Auditors	25
7.4. Independence criteria of external auditors	25
7.5. Remuneration	25
8. Policies of risk control and management	26
9. PROCEDURES	26
9.1. Handling of confidential information	26
9.2. Purchase and sale of shares and securities	27
The company has an Insider Trading Policy.	27
9.3. Inquires and Complaints	27

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1. INTRODUCTION

This Corporate Governance Code (the “Code”) has been drafted by the Legal Matters Directorate (“DAL”) of Central Puerto S.A. (“CPSA” or the “Company”) and was approved at the Board of Directors’ Meeting of the Company on November 7, 2013, and it was updated on March 10, 2017, December 27, 2018, March 10, 2020, March 15, 2021 and March 9, 2022.

Although the purpose for the preparation of this Code was to comply with the regulations in force which apply to CPSA, this Code sets forth standards for the better administration and control of the Company and its relationships with its subsidiaries and/or affiliates, in order to increase its reliability and value, as well as to encourage the administrators’ production of the information specifically linked to the management of the Board of Directors, for the benefit of its shareholders and the market in general.

Therefore, beyond complying with the legal framework within which the Company develops its activities, these standards stem from the need for greater transparency in corporate governance, facilitating relationships within the capital market, improving business management and the management of the risks inherent to the Company’s management, and they also allow for the reduction of transactional costs and the identification and resolution of potential conflicts of interest.

The Code includes recommendations on “good governance” which have already been adopted in international corporate practice and which we have adapted to the Argentine legal framework and to the context and business practices in force in Argentina.

The Code shall be applied by CPSA as it is a company admitted to public offering and due to the fact that the constant increase of information produced by open companies has been verified as a universal tendency.

The recommendations and guidelines set forth in the Code are fully compatible with the Business Entities Act No. 19500, the executive orders and regulations in force established by CNV (Argentine Securities Commission), CPSA’s Bylaws, CNV General Resolution 797/19 and Law No. 26831 of Capital Market.

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The Code sets forth an adequate management and control system so that the Company can concentrate on the generation and maintenance of its values and principles, aimed at creating a clarity and wellbeing environment for the success of the Company.

The Company believes that the existence of a Code as this one shall be appreciated as a valuable element in the scope of the companies authorized to publicly trade their shares. Moreover, it is attractive for potential investors, who will constantly be presented with clear and accurate information about the operation of corporate business.

The Company intends to periodically revise the Code, in order to include new principles regarding issues under its scope and adapting its guidelines and recommendations to the regulations that may be issued in the future in that regard.

2. RELATIONSHIP WITH THE COMMUNITY

2.1. ACTIONS TOWARDS THE COMMUNITY (CORPORATE SOCIAL RESPONSIBILITY)

The Company shall develop actions towards the community which, in addition to the applicable legislation, contribute to a respect culture of the Company towards the community.

For such purposes, the Company is focused on the development of environmental and social policies which comply with the legal regulations in force and international standards.

In addition, the Company has a Code of Business Conduct (“CDCE”). That document contains the good practices that the directors, managers and employees of the Company must comply with when developing their operations and activities. These good practices include: (i) the relationship with clients, shareholders, suppliers, the public sector and employees; (ii) intellectual and industrial property and privileged information; and (iii) Conflict of Interest.

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2.1.1. Environmental policy

The Company shall verify, through the Board of Directors, the implementation and compliance with those mechanisms aimed at:

a)

Controlling compliance with all the regulations applicable to the Company regarding environmental issues and promoting environmental evaluation and improvement programs pursuant to international standards, provided costs are reasonable in relation to the benefits obtained.

b)	Fostering a healthy and sustainable environment management in order to help control the impact of their activities, products and services on the environment.

c)	Ensuring compliance with policies that emphasize prevention of environmental pollution through the use of clean technologies and a proper handling of industrial waste.

d)

Continuing developing environmental administration systems in its processes and tending towards the handling of clean technologies in the different productive stages, provided the costs are reasonable, with the active participation of employees, suppliers and third parties.

e)	Establishing efficient systems of low generation, high elimination, safe and responsible industrial waste enclosure or recirculation.

f)

Developing, designing, operating facilities, developing activities and providing its products and services, through the efficient use of energy and other inputs, the sustainable use of renewable resources and minimizing adverse environmental impacts.

g)

Adopting mechanisms to educate on and promote environmental management, the proper use of industrial waste, sustainable development and clean technologies among its employees, suppliers, contractors and the community within which it operates, and providing and promoting environmental courses and audits.

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2.1.2. Integrity Plan

We consider integrity as a fundamental element to develop commercial activities. It implies that the personnel of the Company act with loyalty, honesty, transparency and to strictly comply with the governing national and international legislation and standards. For this reason, the Company has developed an Integrity Plan (the “Program”).

The Program was created as a tool that enables the strengthening of CPSA’s commitment to the best ethical, legal and professional standards in order to increase and defend the Company’s reputation. To that effect, it defines a series of preventive measures towards criminal liability in the business environment.

An employee of the Company is responsible for the development, coordination and supervision of the Program, who is appointed Compliance Officer by the Board of Directors. The Compliance Officer periodically reports to the Supervisory Committee about the development of the Program and its efficiency. Once the Program is approved by the Board of Directors, the Compliance Officer is responsible for the coordination, supervision and compliance with the Program and he/she must report: (i) the follow-up of its implementation and any news regarding compliance with the Program to the Supervisory Committee on a regular basis; and (ii) to the Board of Directors, at their request or when the specific circumstances of the case require so.

The Supervisory Committee periodically requires a report on the implementation of the Program from the Compliance Officer. Nowadays, this Program contains a Compliance Risk Mapping, and it is formed by different policies, in addition to the CDCE, which are detailed hereinbelow:

a)	CDCE
b)	Antifraud Policy
c)	Hospitality and gifts Policy
d)	Donations Policy
e)	Insider Trading Policy
f)	Relationships with the public sector Policy
g)	Due diligence procedure towards third parties and adherence to the Integrity Program

In addition, the Program includes procedures to deal with situations such as anonymous complaints for CDCE violations through a Complaints Treatment Policy, which include the different channels to address each case.

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2.1.3. Corporate Social Responsibility

CPSA, to the extent of its possibilities and without putting its shareholders and creditors at risk, shall ensure the development of programs to improve the quality of life of the community where it is located, with the additional purpose of promoting the participation of the individuals connected with the Company in projects of public interest.

2.2.INFORMATION TO BE SUPPLIED THROUGH THE WEBSITE

The Company has a website www.centralpuerto.com through which it informs its shareholders, potential investors and the market in general about economic and financial facts and relevant facts related to its activities, and it also makes access to information easier.

The information on the Company’s website complies with the highest standards of confidentiality and integrity and ensures the storage and registration of information.

2.2.1. Minimum contents

The information supplied through the Company’s website shall include, at least, the following:

a)	The Company’s Bylaws
b)	Financial Statements for the period and for the year corresponding to the last three periods, together with the reports prepared by external auditors and the Statutory Audit Committee
c)	The formation of the Board of Directors and the Supervisory Committee
d)	Calls to Shareholders’ Meetings
e)	The decisions adopted at Shareholder’s Meetings
f)	Technical information regarding generation power plants and installed power
g)

A mention of the following websites as sites of interest: the Argentine Securities Commission (CNV), the Buenos Aires Stock Exchange, the New York Stock Exchange (“NYSE”); the Securities Exchange Commission (“SEC”); the Argentine Secretariat of Energy, Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) (Wholesale Electricity Market Administration)

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Company’s Bylaws:

http://investors.centralpuerto.com/template_files/1418/files/Estatutos-Sociales.pdf

In addition, the website shall contain the relevant information whose dissemination is required by the CNV, the Buenos Aires Stock Exchange, the SEC and the NYSE.

2.2.2. Updating

CPSA’s Head of Investors Relations shall be in charge of the Company’s website.

The website will be updated should any change arise that justify such update. Each department must inform such circumstance when facts which must reported in the website occur.

This way, through the Company’s website, shareholders are guaranteed equal access to non-confidential and relevant information for decision-taking at the meetings of the Company. In addition, the website establishes proper mechanisms for direct consultation from the community about any inquiries regarding the Company. Therefore, any interested shareholder or investor can submit all queries deemed necessary to the Head of Investors Relations by email, telephone or a meeting in person. The Company has a specialized area to respond shareholders and other investors’ queries.

2.2.3. Controls

The Company has adopted mechanisms that guarantee that the information transmitted through electronic means complies with the highest standards of confidentiality and integrity. There are necessary control mechanisms regarding the safety and access to the website for the achievement of such purposes.

2.3. RELATIONSHIP WITH SUPPLIERS, CLIENTS, AND THE PUBLIC SECTOR

The control policies and mechanisms of the Company on the relationships with its clients, suppliers and the public sector have been designed to train all its personnel regarding not making undue payments aimed at obtaining a benefit, no matter which transaction is being negotiated.

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The Company shall base its relationships with its suppliers on legitimate, efficient and reasonable practices. The characteristics of these relationships are set forth in the CDCE and other policies.

3. RELATIONSHIPS WITH SHAREHOLDERS

At all times, the Board of Directors guarantees the existence of a fair treatment among all its shareholders. For such purpose, it shall protect all the minority shareholders’ rights in strict compliance with the mechanisms established in the Business Entities Act and the regulations set forth by CNV, SEC and NYSE, which are sufficient to foster the attendance and participation of minority shareholders at Shareholders’ Meetings.

This way, all CPSA’s shareholders:

a)	Have effective mechanisms to be represented at Shareholders’ Meetings; and
b)	Can access publicly available information of the Company in a timely and integral manner

Therefore, all shareholders shall have sufficient information in order to consider, approve or reject all matters submitted to decision, through their participation in the Shareholders’ Meeting.

3.1. INFORMATION SUPPLY

Additionally, shareholders shall have access to relevant information through the website www.centralpuerto.com. Such website shall contain the relevant information whose dissemination is required by CNV, SEC, Buenos Aires Stock Exchange, and NYSE.

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3.2. SHAREHOLDERS’ MEETINGS

The Company complies with all provisions set forth in the Business Entities Act (Law No. 19 550), CNV regulations and the Bylaws regarding the Shareholders’ Meetings mechanisms to guarantee the rights of all shareholders and their fair treatment, regulating the practical aspects related to:

a)	The call
b)	The Agenda
c)	The mechanisms to communicate the shareholders’ attendance and their adequate representation
d)	The disclosure of information
e)	Representation mechanisms

Lastly, it is guaranteed that shareholders shall not face difficulties to vote through their proxies.

3.3 POLICY OF DIVIDEND DISTRIBUTION

At the Board of Directors’ meeting dated March 10, 2020, a Dividend Distribution Policy was approved.

4. OPERATIONS BETWEEN RELATED PARTIES UNDER CNV REGULATIONS

The Company has a Policy of Transactions with Related Parties, which has been approved by the Supervisory Committee on August 10, 2018. In addition, DAL monitors compliance with such policy and, should it detect an operation that does not fall within the parameters, such is reported to the Supervisory Committee.

5. THE BOARD OF DIRECTORS

All the Company’s business, activities and matters are and will be managed in accordance with the policies and the guidelines established by the Board of Directors.

The general and specific responsibilities of the Board of Directors are set forth in Law No. 19 550 and the Company’s Bylaws.

At all times, the Board of Directors must perform its operations in strict compliance with its duties of loyalty and diligence.

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5.1. FORMATION. POLICY ON INDEPENDENT MEMBERS PROPORTION

a) Formation

Pursuant to the Shareholders’ Meeting dated last September 30, 2022, the Company’s management and administration shall be in charge of a Board of Directors, formed by nine (9) directors and nine (9), or less, deputy directors. Until next Shareholders’ Meeting considering the financial statements closed as of December 31, 2022, and which will consider the election of the Board of Directors’ members after their term in office, the Board of Director shall keep its current formation of eleven (11) members and eleven (11) deputy members.

In accordance with the applicable regulations and to the effects of a clear externalization of the Company’s issues, the Board of Directors has a sufficient number of independent directors.

b) Proportion of independent directors

It is established as a Company’s policy that the proportion of independent directors in the Board of Directors shall be of at least a third of the total number of Board of Directors’ members.

All reports to the CNV informing the appointment of directors must include in detail the quantity and proportion of independent directors, executives and non-executives.

5.2. CORPORATE SECRETARY

The Corporate Secretary of the Company’s Board of Directors must assist the Chairman of the Company in the effective administration of Board of Directors, collaborating with the communication between shareholders, the Board of Directors, and the General Management. The Corporate Secretary is also the Head of Market Relations.

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In addition, the Corporate Secretary must implement and monitor the effectiveness of the corporate governance practices.

The Corporate Matters Manager of the Company shall be in charge of the Corporate Secretary.

5.3. COMMITTEES

With the exception of the Supervisory Committee and the provisions established in the following paragraph, the Board of Directors has decided that it is not necessary to form specific committees in the Board of Directors; therefore, it shall perform its duties in an effective and efficient manner without the need of committees.

Regarding the compensation system of managers and other key personnel, a Remuneration Committee is established and it shall be formed by the Chairman of the Board of Directors, the General Manager and the Human Resources Manager.

5.4. FUNCTIONING AND MEETINGS

The Chairman of the Board of Directors shall draft the Agenda of the Board of Directors’ meetings, where he/she shall include all those issues whose consideration has been requested by the General Manager or other directors.

At each Board of Director’s meeting, the following must be included as items on the Agenda:

a)	Analysis of new situations that may affect the business
b)	Analysis of the reports prepared by the General Manager and the main managers about strategic, operational and performance aspects

Should the General Manager not be a member of the Board of Directors, he/she must participate in the meetings.

In its entirety, the Board of Directors shall debate about all the matters it considers relevant for the Company’s business.

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5.5. BELONGING TO BOARDS OF DIRECTORS OF OTHER COMPANIES

The Board of Directors has determined that there are no limitations regarding directors of the Company performing duties in other entities, provided such entities in which they act as directors are not the Company’s competitors. In all cases, they shall be subject to the incompatibilities established in Sections 264, 273 and 286 of the Business Entities Act.

5.6. DECISIONS OF THE BOARD OF DIRECTORS

When considering the topics to be dealt with by the Board of Directors, a thorough analysis thereof must be performed based on:

a)	Strategic framework and proposal value
b)	Financial implications
c)	Risks
d)	Availability of resources
e)	Synergy with other activities of the Company
f)	Perception of shareholders and the market
g)	Contingency plans and environmental aspects

The Board of Directors’ Minutes shall include the following:

a)	The key elements of the debate
b)	The statements of personal interest of the directors
c)	The votes of the directors for each topic
d)	The decisions taken and the facts and rationale for them
e)	Action plans and assignment of tasks

5.7. DIRECTORS’ INFORMATION DUTY

Even outside the Board of Directors’ Meetings, directors must be kept informed about the business of the Company through the following:

a)	Conversations with the Chairman, other directors, the General Manager and external and internal auditors
b)

Review of the material sent before the meetings, so that they are able to prepare for the meetings in advance and even be able to pose questions to the general management or the corresponding management

c)	The material sent to the directors, prior to any meeting, may include the following, as appropriate, and subject to the topics of the Agenda:
(i)	Drafts, Agendas and Minutes of previous meetings
(ii)	Financial, non-financial and internal control reports
(iii)	Media reports and reports prepared by analysts
(iv)	Any other information to prepare for the meetings beforehand

The General Manager and other managers shall provide all information relevant to the case, in a timely and appropriate manner, so that the directors can analyze the topic to be addressed.

The Chairman, through the Corporate Secretary of the Company, ensures that all directors receive the information and documentation necessary for the consideration and decision of the topics to be considered.

5.8. REMUNERATION

The remuneration levels shall be sufficient to lure and keep competent directors.

The directors’ remuneration shall be determined at the Shareholders’ Meeting when their performance is approved.

In no case, shall the fees global amount of the directors exceed the limits established in Law No. 19550 and CNV Regulations.

The fees advances of the directors are defined by the Board of Directors, together with the percentage increase of the General Manager’s monthly remuneration, as long as it differs from the periodic percentage adjustment for the employees of the Company.

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5.9. CONFLICT OF INTEREST

Through the CDCE, which forms part of the Integrity Program and the Related Parties Policy, the Company has implemented effective mechanisms to facilitate the prevention, handling and spreading of the conflicts of interest that may occur among shareholders, key executives, stakeholders, and members of the Board of Directors.

The directors may enter into agreements with the Company only regarding activities included in its corporate purpose and under market conditions, pursuant to Law No. 26831 and CNV Regulations.

The directors and the executives shall inform their personal interests related to the decisions submitted for their consideration.

5.10. TRAINING AND EVALUATION OF DIRECTORS AND MANAGERS

The Company has decided not to implement a formal annual evaluation procedure based on the Business Entities Act, which establishes that it is at the Shareholders’ Meeting that the Board of Directors’ performance is annually evaluated. The results of the Board of Directors’ performance are annually presented on the Company’s Annual Report and, regarding the Supervisory Committee, through the Supervisory Committee’s Annual Report, which is considered by the Company’s Board of Directors. Moreover, and at least quarterly, the Company’s performance and indirectly the Board of Director’s performance are evaluated on the Performance Report.

As needs appear in the Company, as well as needs regarding the directors’ role and responsibility, the training of the members of the Board of Directors is defined. Such training may be entrusted to external counselors or internally to the Company’s personnel.

Managers

The Board of Directors shall generally approve a general policy of selection, evaluation and remuneration of area executive directors and/or managers, on the basis of a particular report prepared by the Manager of Human Resources/Remunerations Committee.

As needs stem from the development of the activities by the Company, the General Management shall define training for the area executive directors and/or managers. Moreover, the Board of Directors shall evaluate the need to implement a continuous training plan for area executive directors and/or managers regarding Corporate Governance.

The Board of Directors shall verify the general management’s performance and compliance with the objectives set when considering the performance reports and the approval of the Company’s Financial Statements.

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5.10. GUIDANCE PROGRAM FOR NEW DIRECTORS

Guidance is an important phase to ensure that the new appointed directors are informed on the relevant aspects of the Company and mainly on its governing bodies. Moreover, it is important to guide and inform the new directors on the rights and obligations that are related to the performance of the role to which they were appointed.

To such end, the Board of Directors has approved the “Guidance Program for New Directors”. The Corporate Secretary is in charge of implementing it.

5.12.STRATEGY OF THE COMPANY (ANNUAL BUSINESS PLAN)

The Company’s general policies and strategies are approved by the Board of Directors. The Board of Directors considers and approves the Annual Business Plan (“Annual Plan”), which is prepared by the general management and involves control policies on the handling of the Company’s matters; an annual budget; operations and mechanisms planning to control the performance of the general management and compliance with objectives.

5.12.2. Preparation

The Annual Plan and the Performance Reports are prepared by the Company’s Management.

5.12.3. Approval

The Annual Business Plan is considered and approved by the Company’s Board of Directors.

5.12.4. Compliance. Supervision

The Board of Directors shall be the body in charge of compliance with rules and policies established in the Annual Plan.

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6. SUPERVISORY COMMITTEE

6.1. GENERAL RESPONSIBILITY

It shall be appointed by the Board of Directors to perform the following:

a) To give its opinion regarding the appointment of the external auditors to be hired by the Company and to safeguard their independence;

b) To supervise the functioning of the internal control system and the administrative-accounting system, as well as the reliability of the former and of all the financial information or other significant facts submitted before CNV and the markets, in compliance with the applicable reporting regime;

c) To supervise the application of policies on information regarding the Company’s risk management;

d) To give its opinion regarding the reasonableness of the proposals of fees and share options of the directors and managers of the Company that the management body may formulate;

e) To give its opinion regarding compliance with legal requirements and the reasonableness of the issuance conditions of shares or securities convertible into shares in case of capital increase, excluding or limiting the right of first refusal;

f) To verify compliance with behavior regulations that may apply;

g) To give a grounded opinion regarding the operations with related parties in the cases established by Law No. 26 831 and CNV Regulations and as per the Policy on transactions with related parties. To give a grounded opinion as the CNV may determine every time there is or there may exist a reputed conflict of interest in the Company.

Annually, the Supervisory Committee shall prepare an Action Plan for the fiscal period to be reported. The directors, managers and members of supervisory bodies shall attend the Committee’s meetings at the request of its members.

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6.2. SPECIFIC RESPONSIBILITIES

The Supervisory Committee shall do the following:

a)	To annually review and evaluate the audit performance and the Corporate Governance Code, and to summit before the Board of Directors the amendments for their approval.

b)	To review and analyze, together with the Management and the internal and external audit team, the following:

(i) The quality and application of key accounting principles and practices;
(ii) The internal control system and the policies related to the evaluation and management of risk;
(iii) The effects of regulatory and accounting changes on financial statements;
(iv)

All operations, agreements and relevant commitments and all other non-consolidated relationships of the Company with entities, which relationships may have a material effect, present or future, on the financial statements;

(v) All pro-forma information and proposal to be included in the financial statements and/or for their disclosure to third parties;
(vi) Audited annual financial statements, interim financial statements and all other accounting-financial information to be provided to third parties.

c)	To analyze general policies of management and risk management. To monitor the risks of the Company and to communicate the Board of Directors on the results.

d)	With the support from external and internal auditors as the case may be, to review relevant changes to the internal controls, including factors that may significantly affect their effectiveness.

e)

To periodically request the Compliance Officer a report on the implementation of the Integrity Program and to approve plans, codes or procedures that may be incorporated as annexes to the Integrity Plan; and at least every six months, to inform the Board of Directors on the news related to the implementation and updating of the Integrity Program.

f)	Together with DAL, to review all legal matters that may affect the financial statements of the Company.

g)	Regarding the external auditor:

(i)

To annually evaluate the eligibility, independence and performance of the auditor and of the members of the audit team, including rotation policies of the auditor in charge and of the second-partners reviewers;

(ii)

The Supervisory Committee considers whether the services of the External Audit comply with SEC and CNV standards. The Supervisory Committee shall perform an annual review of the commitment, the efficiency and independence of the external auditor’s work. This review shall be made based on the information provided by the different Managements of the Company that interact with the external auditors and have the necessary knowledge to define their compliance as per the exposed parameters. Such review shall be later submitted to the Supervisory Committee as a report to then be considered by the Board of Directors.

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(iii)

To analyze with the auditor all relationships or services that may affect his/her impartiality and/or independence; as part of this responsibility, the Supervisory Committee shall pre-approve audit services and others that the independent auditor may render so as to ensure that the services do not affect the auditor’s independence in accordance with the “Pre-approval policy and the Procedure Memorandum for audit services, services related to audit and tax services” opportunely adopted by the Supervisory Committee;

	(iv)	To facilitate the resolution of all disagreements between the auditor and Management;
	(v)	To review the documentation submitted by auditors and to make queries to the partner of the audit firm that it may consider relevant.

h)	Together with the audit team, to analyze the following:

	(i)	The difficulties informed by the auditor when performing the audit, including the limitations to the scope of work or access to the required information;
	(ii)	Accounting adjustment and reclassifications identified or proposed by the auditor and that had not been recorded;
	(iii)	Matters related to accounting and auditing aspects that may appear during the development of the work;
	(iv)	Matters identified or problems stemming from the responses of Management to such adjustments, communications or letters, and
	(v)	The annual audit plan.

i)		Regarding the internal audit:

(i)

To review and approve annual audit plans, which shall include monitoring activities of their implementations, effectiveness and resources allocation for their execution, as well as the analysis, prevention and detection of frauds and broad focus on the evaluation of the Company’s internal control. The Audit Plan covers audit and compliance activities executed by the Audit and Compliance Department. It is prepared based on risks weighed by impact and occurrence probability.

	(ii)	To review the responsibilities, structure, eligibility and budget of the task; and
	(iii)	To review the reports, plans for corrective measures and reports on compliance.

6.3. Members and Organization

The Supervisory Committee shall be formed by three directors. The majority of its members shall be independent directors.

Each member shall be sufficiently eligible and have experience in accounting, audit and finances matters and risk management. One of them shall be appointed “financial expert”.

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The Committee shall regularly inform the Board of Directors on the actions made and the topics analyzed in its meetings.

Any director may propose the members of the Supervisory Committee. The appointment shall be made in accordance with the majorities established in the Bylaws of the Company for the Board of Director’s decisions.

6.4. MEETINGS

The Committee shall meet at least once every three months; or more often should the circumstances require so. To the extent possible, the Committee shall meet with the manager responsible for the administrative-financial management and other members of management (as considered appropriate), and with the internal and external auditor, in joint or separate sessions.

7. STATUTORY AUDIT COMMITTEE, INTERNAL AND EXTERNAL AUDITORS

7.1. STATUTORY AUDIT COMMITTEE

The Statutory Audit Committee shall have the following powers and obligations exclusively limited to legal and accounting aspects, without participation in business management, administration, financing, trade and/or production since these are matters under the exclusive scope of the Board of Directors:

a)	To supervise the management of the Company. To such effect, it shall examine the books and documentation when it deems it proper and, at least, once every three (3) months.

b)	To verify in the same manner and with the same frequency availabilities and securities, as well as obligations and their compliance. It can request the preparation of balance sheets to verify so.

c)	To attend with voice, but without vote the Meetings of the Board of Directors, of the Supervisory Committee and of the Shareholders. It shall be called for all of them.

d)	To control the formation and survival of the directors’ guarantees and to demand the measures necessary to correct any irregularity.

e)

To submit before the Shareholders’ Meeting a written and grounded report on the economic and financial situation of the Company, ruling on the Annual Report, the Inventory, the Balance Sheet and the Income Statement.

f)	To provide shareholders representing no less than 2% (two percent) of share capital, whenever they request so, information on the matters under its scope.

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g)	To call Special Meetings, when deemed necessary; and Shareholders’ Meetings of special character when the Board of Directors omits so.

h)	To cause to include in the Agenda of the Shareholders’ Meeting the items it considers appropriate.

i)	To watch that the social bodies duly comply with the law, the Bylaws, the Code and the decisions taken at the Shareholders’ Meeting.

j)	To supervise the Company’s liquidation.

k)

To investigate the complaints made in writing by shareholders representing no less than 2% (two percent) of capital share. To mention them in a verbal report at the Shareholders’ Meeting and to express the corresponding considerations and proposals in that regard. To immediately call a Shareholders’ Meeting to decide on such matter when the investigated situation is not adequately treated by the Board of Directors and it is deemed necessary to act urgently.

7.2. INTERNAL AUDITORS

The Company has an internal audit department with direct report line to the Supervisory Committee and the General Management.

The internal auditors are responsible for the examination of the internal control system and for improvement recommendations.

This task is currently performed by employees.

All the members of the internal audit department are professionals in the Economic Sciences area and are highly qualified in internal audit, ethics, risk management and compliance. The Company has a training budget for the department and selects first level entities and universities for the necessary training activities. Moreover, all the members of the internal audit department are members of the Institute of Internal Auditors (IAIA) and the Argentine Ethics Association and Compliance. The internal audit department is independent from management and it reports directly to the Supervisory Audit Committee and the General Management.

The generally accepted internal audit regulations shall be complied with, which regulations are included in the Internal Audit Policy, identified as PD AU-001. Such document details the internal audit department’s functions, assigns roles and responsibilities and develops an internal audit methodology.

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Its specific responsibilities are the following, among others:

a)	To review the reliability and the integrity of the Company’s operative information and the procedures implemented to identify, measure, classify and disclose such information.

b)

To review the systems established to ensure compliance with such policies, plans, procedures, laws and regulations that may have an important effect on the operations and reports of the Company, as well as to determine if such complies with them.

c)	To review the means used to safeguard and verify the existence of the Company’s assets.

d)	To review the operations or programs so as to verify whether they were carried out as per the plans.

7.3. EXTERNAL AUDITORS

The Company shall hire highly qualified independent external auditors that provide higher reliability to the financial information and other type of information issued by the Company to external users, according to generally accepted audit standards.

7.4. INDEPENDENCE CRITERIA OF EXTERNAL AUDITORS

External auditors shall comply with the independence conditions established by Technical Resolution No. 34 of FACPCE, and in all other regulations that the authorities controlling the professional license may introduce, as well as those stated in CNV and SEC Regulations.

For all the services obtained from the external auditor, the Supervisory Committee shall consider if such services comply with SEC and CNV Regulations.

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7.5. REMUNERATION

The remuneration of the Statutory Audit Committee’s members shall be determined at the Shareholders’ Meeting.

Should the internal audit tasks be performed by employees, such will be part of the obligations of the Company’s personnel and the remuneration shall be the one established in the Employment Contract.

The remuneration of external auditors shall be annually determined and approved by the Board of Directors, the Supervisory Committee and at the Shareholders’ Meeting, as appropriate.

8. POLICIES OF RISK CONTROL AND MANAGEMENT

Control policies are oriented to the prevention during the management of social business and the development of the Company’s activities and the posterior verification of such regarding the correct use of human, material and financial resources of the Company.

The objectives of such policies are the following:

a)	Effectiveness and efficiency of the operations
b)	Reliability of financial and management reports
c)	Compliance with applicable legal, bylaws and internal regulations

So as to achieve the outlined objectives, a risk evaluation shall be carried out at least once a year. It shall analyze the variety of risks the Company faces, from external and internal sources. The General Management together with first level managers shall perform this analysis before the preparation of the Business Annual Plan, and they shall prepare a Risk Map weighing each of them by Impact and Occurrence Probability.

In conclusion, the policies are oriented to achieving the Company’s goals regarding the performance and economy of resources, the prevention of loss of them and to ensure reliable financial reports.

All Policies are dully disclosed and communicated to the personnel by different means.

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9. PROCEDURES

9.1. HANDLING OF CONFIDENTIAL INFORMATION

At all times, the Company shall focus on the protection of confidential information. This shall also be the responsibility of all its personnel.

Employees, area executive directors and/or managers, directors and members of the Statutory Audit Committee of the Company have been taught regarding the duty of confidentiality that they must follow regarding the information and/or documentation bearing such character that they may receive.

This duty of confidentiality shall not be applied when the disclosure of confidential information and/or documentation is mandatory in accordance with the regulations and laws in force, or when such is required by a judicial and/or administrative authority with sufficient powers in that regard.

9.2. PURCHASE AND SALE OF SHARES AND SECURITIES

The company has an Insider Trading Policy.

9.3. INQUIRES AND COMPLAINTS

The Company has a Complaint Treatment Policy, which is an integral part of the Integrity Program.

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